UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-3 (File No. 333-233852) of China Natural Resources, Inc. (the “Company”), (ii) the Registration Statement on Form F-3 (File No. 333-252895) of the Company, (iii) the Registration Statement on Form S-8 (File No. 333-266219) of the Company, and (iv) the Registration Statement on Form F-3 (File No. 333-268454) of the Company, and in each instance the related prospectus(es), as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Effective Date of Action by Written Consent of Shareholders

As previously reported in the information statement of the Company furnished to the Securities and Exchange Commission on November 4, 2022, under cover of Form 6-K, on October 28, 2022, Feishang Group Limited, the holder of 26,557,759 common shares (constituting approximately 64.86% of the Company’s outstanding common shares as of the October 21, 2022 record date), executed a written consent in lieu of a meeting of shareholders to (a) elect Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho as Class III Directors for terms ending immediately following the Company’s 2025 annual meeting of shareholders, and (b) ratify the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022.

The written consent in lieu of meeting of shareholders provides that the actions taken will become effective not less than 20 days following the date that the Company’s information statement is first disseminated to shareholders. The Company’s information statement was first mailed to shareholders on or about November 8, 2022. This Current Report is filed to disclose that the actions taken by written consent on October 28, 2022 became effective on November 29, 2022. The date these actions became effective is also deemed to be the date of the Company’s 2022 annual meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: November 29, 2022	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer